

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Wayne Middleton
Chief Executive Officer
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, Florida 33760

> **Re: Immobiliare Global Investments, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 16, 2011**
> **File No. 333-174261**

Dear Mr. Middleton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If any of the following agreements are material to you, please file them as exhibits to your registration statement or advise:
    - the promissory note to your CEO on page 10;
    - agreement with the CEO on page 19;
    - demand note on page 21;
    - Purchase and Sale Agreement with Wayne Middleton and William Middleton on page 21; and
    - various notes listed on page F-6.

Wayne Middleton
Immobiliare Global Investments, Inc.
June 10, 2011
Page 2

2. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the amendment should contain unaudited interim financial statements and related financial information, such as Selected Financial Data and MD&A, for the three months ended March 31, 2011 and the comparative March 31, 2010 interim period.

Prospectus Cover Page

3. It appears that you are calculating the registration fee based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise your table accordingly.

4. Please revise here and on page 4 to refer to the correct page number on which your Risk Factors section begins. Additionally, revise throughout to delete blank pages in your prospectus.

5. We note your disclosure that your shares "will be offered at a affixed price of $.50 per share for a period not to exceed 180 days from the date of this prospectus." Please revise your disclosure throughout the prospectus to clarify that selling shareholders must sell at fixed prices until a market develops and thereafter at prevailing market prices or advise.

Prospectus Summary, page 8

6. Please revise here and in your MD&A section to quantify your losses for the most recent audited period and from inception and include your monthly burn rate in the Prospectus Summary section, MD&A section and Our History section on page 15. Similarly, revise to include the amount of time that your present capital will last at this rate.

Selected Financial Data – Annual, page 8

7. If you elect to disclose cash provided by operations, please also disclose cash provided (used) by investing activities and by financing activities for a complete picture.

8. When you update the financial information in the filing, please update the selected financial data table as well.

Risk Factors, page 9

9. We note that Mr. Middleton is a beneficiary of a promissory note in the amount of $800,000 as described on page 10 and is also your Chief Executive Officer. Please revise to include a risk factor to describe Mr. Middleton's potential conflict of interests or advise.

10. We note that your officers and directors currently own and will continue to own after this offering the majority of your stock. Please add a risk factor describing the risk to your minority shareholders or advise.

11. Please revise to include a risk factor that addresses the risk of dilution as to your current shareholders or advise.

(5) As a public company, we will be subject to, page 9

12. Please provide an estimate of additional expenses you will incur as a public company to: (1) "prepare, on a timely basis, financial statements," (2) for reporting and corporate governance requirements, and (3) "additional costs in order to improve [your] internal control over financial reporting."

(8) Our Acquisition of Thomas Investment Holdings, LLC, page 10

13. Please revise the title of this risk factor to describe the nature of the risk presented by the promissory note described.

(11) As a holding company, our operations depend, page 10

14. Please revise this risk factor to clarify who makes the decision on behalf of your subsidiary to make funds available to you.

Item 4. Use of Proceeds, page 11

15. Please revise this section to provide a breakdown of the use of proceeds if 25%, 50% or 75% of the offering is sold or advise.

16. Your "Salaries" item does not appear to include the salaries of $7,000 per month for each of your four directors. Please advise us where you have accounted for salaries of your officers and directors, or clarify in the footnotes that none of the proceeds in the category are intend to pay directors.

17. We note that the total proposed compensation to your officers and directors is more than three times of your annual revenue for the fiscal year ending December 31, 2010. Please tell us and revise your disclosure to clarify when you will begin paying these salaries and whether you will continue to pay them if you do not sell all of the shares that are being registered in this prospectus.

Dilution, page 11

18. Please revise the second paragraph and the table to indicate that your net book value on December 31, 2010 (or the subsequent interim period balance sheet to be included in the

amendment) was a deficit of $(685,924) or $(0.01) per share. In this regard, for the dilution computation, the intangible assets of $814,804 are excluded from total assets. Also, please revise the dilution presentation to reflect the receipt and use of "net" rather than gross proceeds. In this regard, the net tangible book value after the IPO as of December 31, 2010 would be $5,983,076 or $0.08 per share rather than $6,981,380 or $0.0185 per share. The dilution amount to purchasers of stock in the IPO would be $0.42 rather than $0.4115 per share as of December 31, 2010. Please revise, or advise.

Item 7. Selling Security Holders, page 12

19. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

20. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

21. We note that you or the selling shareholder may offer your shares at a fixed price until a market develops for your shares, "such as a quotation on the Over-the-Counter Bulletin Board or listed on a national securities exchange." Please revise your disclosure to disclose consistently where you plan to list your securities or advise.

Item 11. Information with Respect to the Registrant, page 15

Description of Business, page 15

22. Please tell us how the approximate value of $950,000 for parcels of residential real estate was determined. If the price was determined by an independent appraisal, provide a consent under Rule 436.

The Self-Storage Concept, page 15

23. In this section and throughout where you provide statistical industry information or other factual assertions about the industry or market conditions, please identify the source and, if the source is not generally publicly available for a low or nominal subscription fee, provide a consent.

24. Please refer to the ninth full paragraph on page 15 and your reference to the "numbers presented in the accompanying chart." Please revise to include the chart or delete this reference. In addition, if possible, revise this paragraph to include more recent data.

Advantages of Self-Storage, page 15

25. It appears that you plan to construct only one self-storage facility. Please revise your disclosure in this section that investors are "able to spread their risk across a market in several properties rather than having all their risk associated with a single asset" or advise.

Our History, page 15

26. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

27. Please expand the second paragraph to disclose the total acquisition price (and separately identify the fair value of the common stock issued, note payable and assumption of mortgage debts) paid to acquire Thomas. Also, disclose whether Thomas had any significant business operations prior to January 1, 2009. Disclose the date of Thomas' incorporation and the nature of its operations before and after being acquired by you in November 2010.

28. Please disclose if all of the 125,000 common shares were issued to A. Wayne Middleton, the CEO of Thomas, or indicate the number issued to Mr. Middleton and to the other individual member of Thomas, described as "selling members" in Note 1 to the financial statements. Please disclose that notes payable were issued to two individuals, described as the "previous members of Thomas" in Note 1 to the financial statements, whom are Mr. A. Wayne Middleton (note payable for $720,000) and Mr. William Middleton (note payable for $80,000). Please also expand the disclosure in Note 1 to the financial statements to provide this detailed information. We note your disclosure on page 21, under Transactions with Related Persons, Promoters and Certain Control Persons, that the November 10, 2010 purchase and sale agreement was with Wayne Middleton and William Middleton; disclose if there were any other membership holders (or sellers) of Thomas who received purchase price consideration.

29. Please disclose whether or not prior to the merger, you had any officers or directors, and that in connection with the merger, such officer(s) and director(s) were replaced with the employment of Mr. Middleton as your new President and CEO, and board member. Disclose the nature of your operations from inception, July 1, 2010, up to the acquisition date of Thomas effective on November 10, 2010. Finally, disclose whether Mr. Middleton has unilateral or broad authority to make significant and major operational and business decisions for the Company, even though he does not have majority voting control.

Our Business Strategy, page 16

30. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

31. You must have a reasonable basis for all forward looking disclosure. Please provide support for your statement that you "have an opportunity to establish a significant market share in the self-storage market in Salt Lake City, Utah." In the alternative, revise to delete this statement. Refer to Item 10(b) of Regulation S-K.

32. We note your disclosure that you "plan to selectively pursue acquisitions of companies in [your] existing market." Please disclose any current acquisition plans or state that you do not have any current plans.

Description of Property, page 16

33. If applicable, please revise to disclose the remaining lease terms that apply to your properties and describe, based on the length of such remaining leases, when you can begin demolishing your rental properties and constructing the self-storage facility or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Our Business Overview, page 18

34. Please revise your disclosure to summarize the results of the feasibility study and market analysis for the proposed self-storage facility and clarify whether it was conducted by an independent consultant.

35. We note you disclose that your properties have an approximate value in excess of $950,000. Given that your financial statements are U.S. GAAP and stated at historical cost, and that your land and buildings have a net book value of $879,522, which is less than the $950,000 you are quoting, we suggest you delete references to this estimated market value throughout the filing.

Results of Operations, page 18

36. Disclose the reason for the increase in revenues for fiscal year 2010 as compared to the prior fiscal year. Disclose whether the increase is due to more rental units or increased rental income per unit.

Liquidity and Capital Resources, page 18

37. Please expand the disclosure in the first paragraph to also discuss your cash provided (used) by investing and financing activities.

38. Refer to the third paragraph. Please clarify the meaning of the sentence "Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration." Please explain the agreement that is referenced, the amount of capital he contributed that is subject to this agreement, and the circumstances under which this agreement would be triggered to take effect.

39. We note your Statements of Cash Flows reflects proceeds from bank line of credit for the fiscal year ended December 31, 2010. Please discuss the existence of this credit line and whether it has expired or is in effect. Disclose the total availability amount and the terms of repayment or maturity date. Refer also to Note 5 to the financial statements.

Directors and Executive Officers, page 19

40. We note your disclosure that your "By-Laws provide for not less than one and not more than fifteen directors." However, your bylaws filed as Exhibit 3 state that you can have no more than seven directors. Please revise for consistency or advise.

Wayne Middleton, page 19

41. Please substantiate or delete the statement that Mr. Middleton "has developed an executed marketing plans, acquisition and development strategies, and management strategy for commercial and residential properties."

Charles Irizarry, page 20

42. Please revise to provide the name of the coal company that employed Mr. Irizarry from 2005 to 2008, as well as the name of the mining company where Mr. Irizarry currently serves as the CEO and President. Additionally, revise to state the name of the state college Mr. Irizarry attended.

Summary Compensation, page 20

43. Please provide separate summary compensation tables for your officers and for your directors. It also appears that you have not yet paid $84,000 to each director in fiscal year 2011. Please revise to include compensation information for the last completed fiscal year or advise. Refer to Item 402(m) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

44. We note your disclosure on page 8 that you have Class C stock; however, you do not differentiate between Class A and Class C stock in your beneficial ownership table. Please advise or revise. Refer to Item 403 of Regulation S-K.

Beneficial Ownership, page 21

45. Please revise your beneficial ownership table to include the address of each beneficial owner and add the percentage of stock owned by each officer and director, as well as the percentage owned by all officers and directors as a group. Refer to Item 403(b) of Regulation S-K.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosures, page 19

46. We note you engaged Randall N. Drake, CPA, P.A. on April 5, 2011. Please tell us if the financial statements of Thomas, prior to your acquisition of them in November 2010, were audited by another accounting firm, and also whether or not Immobiliare had any auditors prior to the engagement of Randall N. Drake, CPA, P.A. To the extent there had been a previous auditor, disclosure of this fact should be made, including providing an Exhibit 16 letter from the former accountant. See the requirements of Item 304 of Regulation S-K. We may have further comment after review of your response.

Financial Statements

Statements of Stockholders' Equity, page F-4

47. Please disclose here and also in Note 4 that the 60,000,000 common shares were issued on July 1, 2010 in connection with the formation of Immobiliare as founder shares.

48. Please provide footnote disclosure of the 200,000 common shares issued for cash consideration of $20,000, including the issuance date and the circumstances for issuance.

Statements of Cash Flows, page F-5

49. Reference is made to the investing activity line item Purchase of Thomas Investments, and to the financing activity line item Proceeds from note payable, both in the amount of $800,000. Please tell us if the investing amount represents the promissory note issued to the former membership holders of Thomas in connection with the acquisition, and explain to us the nature of the financing activity amount. It appears the investing activity amount is a non-cash transaction and should be reclassified to the Supplemental Cash Flow Information section as a non-cash transaction.

Note 1. Summary of Accounting Policies

Organization and Business Activity

50. To facilitate our understanding of the acquisition, please provide us with a copy of the purchase and sale agreement of November 10, 2010. In this regard, we assume that you will file the agreement as an exhibit to the Form S-1.

Cash and Cash Equivalents

51. Refer to your discussion of related parties on page 21. Please tell us what you mean when you state that the cash account was maintained "through the personal ledger account" of Wayne Middleton. We assume, from the disclosures under "Concentrations of Credit Risk," that the company has a bank account in its own name if related cash balances are to be included in the consolidated financial statements. Please advise, supplementally and in detail.

Note 3. Intangibles

52. We note, from your discussion of your history on page 15, that you regard the acquisition of Thomas Investment Holdings, LLC as a reverse merger "recorded as a recapitalization." You state, in Note 1, that Thomas is treated as "accounting acquirer" because its previous majority shareholder continued to hold a material interest in Immobiliare and serves as the President and CEO of Immobiliare. In connection with this transaction, you have assumed the mortgage debts of Thomas and have issued shares and promissory notes to the Middletons. These promissory notes require only interest payments until November 10, 2014 and are secured by the underlying real properties. If the notes are not repaid as of the above referenced date, the membership interests must be returned. Given the underlying terms of this transaction and in view of the fact that Mr. Middleton has retained a significant indirect interest in the assets as a result of his stock ownership in the company, we are unable to conclude that the recognition of goodwill is appropriate. Instead, we believe that the related debit should be recorded in stockholders' equity in a manner similar to a distribution. Please revise accordingly or advise.

Note 4. Prepaid Legal Expense and Contingent Liability

53. Refer to the last paragraph. Please further define what is meant by "upon acceptance of the registration statement by the SEC." To the extent this is interpreted to represent upon effectiveness of your Registration Statement, please disclose. Also, clarify if the $50,000 would represent a retainer fee (i.e., prepaid legal fees) with the attorney.

Note 6. Income Taxes

54. See the last paragraph. Please disclose, if true, that your net deferred income tax assets have been fully reserved through a tax valuation allowance at December 31, 2010.

Note 8. Mortgage Notes Payable

55. For each note listed, please disclose the due date of the loan, and to which of your properties the loans pertain. Also, for Note 2 to the financial statements, consider separately disclosing the value of land and also for building and improvements, the amount that is designated for the rental properties, and that which is currently designated for the proposed self-storage facility.

Accountants' Consent

56. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

57. The accountant should specifically consent to each reference within the filing. This would include the reference on page 19 with regard to changes in and disagreements with accountants.

Item 16. Exhibits and Financial Statement Schedules, page II-2

58. Please revise your exhibit list and file a list of your subsidiaries as an exhibit to your registration statement or advise. Refer to Item 601 of Regulation S-K.

Item 17. Undertakings, page II-2

59. Please revise the third full paragraph on page II-3, the second undertaking (a)(iii)(2), to follow the language set forth in Item 512(a)(3) of Regulation S-K. In addition, revise to include undertaking in Item 512(a)(6) of Regulation S-K or advise.

Signatures, page II-4

60. Please revise the first and second paragraph of this section to conform to the language provided in Form S-1. In addition, have your principal financial officer and your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Form S-1.

Exhibit 5

61. Please have counsel revise the last paragraph on page one of the opinion to clarify that
    you have relied upon the certification and assurances from the officers and directors as to
    factual maters only. Similarly, make the same revisions to the last sentence of the partial
    first paragraph on page 2 of the opinion.

62. We note your references to "date hereof" in the second and third paragraphs on page two
    of the opinion. Because the opinion must speak to the date of effectiveness, either delete
    these statements or confirm that you file an updated opinion at effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc (via fax):   Lee Segal, Esq.
                (877) 636-7408